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1401 McKinney, Suite 2400, · Houston, Texas 77010
Phone 713.759.2600

Margaret E. Carriere
Senior Vice President and Corporate Secretary

June 16, 2006

VIA EDGAR, FACSIMILE (202) 942-9579 and U.S. Mail
Cecilia D. Blye, Chief
Office of Global Security Risk
United States
Securities and Exchange Commission
100 F. St. N.E.
Washington, D.C. 20549-5546

Reference: Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13 2006
File No. 001-03492

Dear Ms. Blye:

This is in response to your letter addressed to our President and CEO, David J. Lesar, dated June 9, 2006.

Response to Follow Up

Syria

The company has no active operations in Syria. As explained in our letter of May 26, 2006, no sales have been made thus far for 2006, nor is there any intention to make such sales.

As announced internally in a Corporate Business Practice effective March 31, 2005, the company’s intention was not to undertake further sales to Syria once existing commitments were fulfilled. We believe that all such commitments have been fulfilled, but would consider any situation according to its unique facts and circumstances, if a customer on a prior contract should make a request for a product or service under such pre-existing commitment, in all cases subject to appropriate licenses and permissions from authorities having jurisdiction. Any such request that might be made is unlikely to be material in an economic sense.

We believe that there is no impact on investors or investor sentiment relating to activities in Syria. We are not aware that any person or entity has made the decision to invest or not to invest in Halliburton based on activity in Syria, nor do we think it likely that they would do so.

If you have questions, please call me at 713-759-2617.

Sincerely yours,

/s/ Margaret Carriere

Margaret Carriere